Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Insynergy Products, Inc.

Studio City, CA

We consent to the use in this Post-Effective Amendment No. 1 to Form S-1 Registration Statement of Insynergy Products, Inc., of our report dated March 19, 2013, which includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern, relating to our audit of the financial statements as of December 31, 2012 and 2011, and to all references to our firm under the caption “Experts” and all other references to our firm which are included in the Prospectus, and are part of this Registration Statement.

HJ Associates & Consultants, LLP

Salt Lake City, Utah

June 17, 2013